Exhibit 99.1

Red White & Bloom and Aleafia Health

Mutually Agree to Terminate Binding Letter Agreement

TORONTO, ONTARIO July 14, 2023 (GLOBE NEWSWIRE) - Red White & Bloom Brands Inc. (CSE: RWB and OTC: RWBYF) (“RWB” or the “Company”) and Aleafia Health Inc. (TSX: AH and OTCQB: ALEAF) (“Aleafia”) are announcing the mutual termination of the binding letter agreement entered into between the parties on June 6, 2023 (the “Letter Agreement”) in respect of the proposed business combination transaction (the “Proposed Transaction”), as detailed in the joint press release issued on June 7, 2023. The termination is without liability or cost to either party.

Pursuant to the Letter Agreement, and as a pre-requisite to closing the previously announced Proposed Transaction, the approval of holders of Aleafia convertible debentures issued under the amended and restated debenture indenture providing for the issue of certain convertible debentures dated as of June 27, 2022 between Aleafia and Computershare Trust Company of Canada, as the trustee, as supplemented by: (a) the first supplemental indenture dated as of June 27, 2022 (providing for the issue of the 8.5% Series A Secured Convertible Debentures Due June 30, 2024); (b) the second supplemental indenture dated as of June 27, 2022 (providing for the issue of the 8.5% Series B Secured Convertible Debentures Due June 30, 2026), and (c) the third supplemental indenture dated as of June 27, 2022 (providing for the issue of 8.50% Series C Secured Debentures Due June 30, 2028) (collectively, the “Aleafia Convertible Debentures”) was required to settle all outstanding amounts due to them for an aggregate amount of $6 million in exchange for the cancellation of all Aleafia Convertible Debentures.

While Aleafia had received support in writing from certain holders of the outstanding Aleafia Convertible Debentures, certain other holders representing more than 33 1/3% of the outstanding Aleafia Convertible Debentures, as represented by their designated representatives, have communicated to Aleafia and RWB that they will not accept the terms of the settlement set out in the Letter Agreement. As a result, a key condition of the Proposed Transaction cannot be satisfied and the parties have mutually agreed to terminate the Letter Agreement.

Pursuant to an assignment of indebtedness and security dated June 6, 2023, NE SPC II LP sold to RWB, all indebtedness of Aleafia and certain of its affiliates in connection with the loan agreement made as of December 24, 2021, as amended on March 28, 2022, June 17, 2022, April 26, 2023, May 15, 2023, and May 31, 2023 (the “Aleafia Senior Secured Loan Agreement”). Aleafia is currently in breach of certain covenants under the Aleafia Senior Secured Loan Agreement, and while RWB has not, to date, taken steps to formally note Aleafia in default or immediately enforce its security, RWB has not waived any outstanding breaches and has reserved all of its rights and remedies under the Aleafia Senior Secured Loan Agreement and related security. RWB is currently considering all available options.

As a result of the termination of the Letter Agreement, and in light of the status of the Aleafia Senior Secured Loan Agreement, disinterested members of the board of directors of Aleafia continue to explore and evaluate potential strategic alternatives that may be available to Aleafia with the goal of maximizing value for Aleafia stakeholders. Aleafia does not intend to comment further with respect to the ongoing strategic review process unless and until it determines that additional disclosure is appropriate in the circumstances and in accordance with applicable securities laws.

About Red White & Bloom Brands Inc.

Red White & Bloom is a multi-state cannabis operator and house of premium brands in the U.S. legal cannabis sector. RWB is predominantly focusing its investments on the major U.S. markets, including Arizona, California, Florida, Massachusetts, Missouri, and Michigan.

Red White & Bloom Brands Inc. Investor and Media Relations

Edoardo Mattei, CFO

IR@RedWhiteBloom.com

947-225-0503, x.1003

Visit us on the web: www.redwhitebloom.com

Follow us on social media:

@rwbbrands
@redwhitebloombrands
@redwhitebloombrands

About Aleafia Health Inc.

Aleafia is a federally licensed Canadian cannabis company offering cannabis products in Canadian adult-use and medical markets and in select international markets, including Australia and Germany. Aleafia operates a virtual medical cannabis clinic staffed by physicians and nurse practitioners which provide health and wellness services across Canada.

Aleafia owns three licensed cannabis production facilities and operates a strategically located distribution centre all in the province of Ontario, including the largest, outdoor cannabis cultivation facility in Canada. Aleafia produces a diverse portfolio of cannabis and cannabis derivative products including dried flower, pre-roll, milled, vapes, oils, capsules, edibles, sublingual strips and topicals.

For Aleafia Investor & Media Relations

Matthew Sale, CFO

IR@Aleafiahealth.com

LEARN MORE: www.AleafiaHealth.com

Cautionary Note Regarding Forward-Looking Information

This news release contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking statements”) within the meaning of the applicable Canadian securities legislation. All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking statements.

In this news release, forward-looking statements relate to, among other things, statements regarding the consideration of strategic options by each of Aleafia and RWB following the mutual termination of the Letter Agreement and RWB’s exercise of rights following Aleafia’s breach of certain covenants under the Aleafia Senior Secured Loan Agreement. These forward-looking statements are not guarantees of future results and involve risks and uncertainties that may cause actual results to differ materially from the potential results discussed in the forward-looking statements.

Risks and uncertainties that may cause such differences include but are not limited to: the possibility that legal proceedings may be instituted against the Company, Aleafia and/or others and the outcome of such proceedings; and other risks inherent in the cannabis industry. The dedication of substantial resources of RWB and Aleafia to the Proposed Transaction and to strategic options following its termination could have a material adverse impact on each of RWB’s and Aleafia’s share price, its current business relationships and on the current and future operations, financial condition, and prospects of each of the RWB and Aleafia.